CM



02003693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53071 |

RV 3/5/02

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Persimmon Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |


RECEIVED
FEB 28 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 West Germantown Pike, Suite 270
(No. and Street)

Plymouth Meeting, (City) Pennsylvania (State) 19462 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Carpenter 610.834.8910
(Area Code — Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larson, Allen, Weishair & Co., LLP
(Name — if individual, state last, first, middle name)

16 Sentry Park West, Suite 310, Blue Bell, Pennsylvania 19422-2240
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/29/02

## OATH OR AFFIRMATION

I, Stephen DeAngelis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Persimmon Securities, Inc., as of February 26, 2002, XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Amy B. Rau, Notary Public
Plymouth Twp., Montgomery County
My Commission Expires Dec. 8, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**PERSIMMON SECURITIES, INC.**
**TABLE OF CONTENTS**
**DECEMBER 31, 2001**

LarsonAllen℠
Achieve the Desired Effect℠

16 Sentry Park West, Suite 310, Blue Bell, PA 19422
215/643-3900, Fax 215/643-4030, www.larsonallen.com

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Persimmon Securities, Inc.
Plymouth Meeting, Pennsylvania

We have audited the accompanying statement of financial condition of Persimmon Securities, Inc. as of December 31, 2001, and the related statements of loss, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Persimmon Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larson Allen Weishair & Co, LLP

LARSON, ALLEN, WEISHAIR & CO., LLP

Blue Bell, Pennsylvania
February 13, 2002

**PERSIMMON SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2001**

| ASSETS | | |
|---|---|---|
| CURRENT ASSETS | | |
| Cash | $ | 123,914 |
| Accounts receivable | | 5,486 |
| | $ | 129,400 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| LIABILITIES | | |
| Accounts payable | $ | 559 |
| STOCKHOLDER'S EQUITY | | |
| Common stock, no par value, 100 shares authorized, 13.5 shares issued and outstanding | | 135,000 |
| Accumulated deficit | | (6,159) |
| Total stockholder's equity | | 128,841 |
| | $ | 129,400 |

See accompanying notes to financial statements

## PERSIMMON SECURITIES, INC.
## STATEMENT OF LOSS
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| REVENUES | | |
| Commissions income | $ | 5,512 |
| Management and investment advisory income | | 2,326 |
| Interest income | | 324 |
| Total revenues | | 8,162 |
| EXPENSES | | |
| Licenses and permits | | 4,042 |
| Clearing fees | | 2,297 |
| Insurance | | 1,961 |
| Miscellaneous | | 2,063 |
| Total expenses | | 10,363 |
| NET LOSS | $ | (2,201) |

See accompanying notes to financial statements

## PERSIMMON SECURITIES, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | Common Stock | | Accumulated | Total Stockholder's |
|---|---|---|---|---|
| | Shares | Amount | Deficit | Equity |
| Balances at January 1, 2001 | 6.5 | $ 65,000 | $ (3,958) | $ 61,042 |
| Issuance of common stock | 7.0 | 70,000 | - | 70,000 |
| Net loss | - | - | (2,201) | (2,201) |
| Balance at December 31, 2001 | 13.5 | $ 135,000 | $ (6,159) | $ 128,841 |

See accompanying notes to financial statements

## PERSIMMON SECURITIES, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $ (2,201) |
| Adjustments to reconcile net loss to cash used in operating activities | |
| Increase in accounts receivable | (5,486) |
| Increase in accounts payable | 559 |
| Net cash used in operating activities | (7,128) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Proceeds from issuance of stock | 70,000 |
| NET INCREASE IN CASH | 62,872 |
| CASH, BEGINNING | 61,042 |
| CASH, ENDING | $ 123,914 |

See accompanying notes to financial statements

PERSIMMON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

## NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

Persimmon Securities, Inc. (the "Company"), a Delaware corporation, incorporated September 21, 2000. In June 2001, the Company received approval from the National Association of Securities Dealers (NASD) as an introducing registered broker-dealer in securities. The Company is a wholly owned subsidiary of Persimmon Research Partners, Inc. (PRP) and is dependent on PRP for placement of brokerage accounts.

### Use of estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Concentration of credit risk

The Company's funds at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management does not consider the excess funds to be at risk.

### Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### Investment advisory income

Investment advisory fees are received quarterly and recognized as earned.

### Income taxes

The Company files a consolidated corporate tax return with PRP and uses the liability method for income taxes. The Company has fully offset the deferred tax benefit allocable to the net operating losses carryforward generated by the Company by a valuation allowance at December 31, 2001.

## NOTE 2 LEASES

The Company currently leases office space from PRP for $1,000 per year. The agreement can be canceled with thirty days notice. Total rent expense for 2001 was $167.

PERSIMMON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

## NOTE 3 CLEARING AGREEMENT

In June 2001, the Company agreed to have clearing services provided by First Clearing Corporation. The agreement includes a financial covenant for the Company to maintain, at all times, at least $75,000 in excess of the net capital computed in accordance with Rule 15c3-1 for an introducing firm.

LarsonAllen℠

Achieve the Desired Effect℠

16 Sentry Park West, Suite 310, Blue Bell, PA 19422
215/643-3900, Fax 215/643-4030, www.larsonallen.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors and Stockholder
Persimmon Securities, Inc.
Plymouth Meeting, Pennsylvania

In planning and performing our audit of the financial statements and the supplemental schedule of Persimmon Securities, Inc. as of December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Persimmon Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions Rule 15C-3-3. Because the Company does not carry securities accounts for customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Persimmon Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Larson Allen Weishair & Co LLP

LARSON, ALLEN, WEISHAIR & CO., LLP

Blue Bell, Pennsylvania
February 13, 2002

**PERSIMMON SECURITIES, INC.**
**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2001**

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholder's equity | | $ 128,841 |
| Deductions and/or other charges | | |
| Nonallowable assets | | |
| Accounts receivables | $ 1,548 | |
| Other deductions | | |
| Excess fidelity bond deductible | 4,000 | (5,548) |
| Net capital | | $ 123,293 |
| AGGREGATE INDEBTEDNESS | | |
| Items included in statement of financial condition | | |
| Accounts payable | | $ 559 |
| Total aggregate indebtedness | | $ 559 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum net capital required: | | |
| Minimum dollar net requirement of reporting broker or dealer | | $ 50,000 |
| Excess net capital requirement | | $ 73,293 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | | $ 123,237 |
| Ratio: aggregate indebtedness to net capital | | 0.4% |
| RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2001) | | |
| Net capital, as reported in Company's Part II Focus Report | | $ 123,293 |
| Net capital per above | | $ 123,293 |

# PERSIMMON SECURITIES, INC.

## FINANCIAL STATEMENTS
## AND
## INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2001